UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

MERCADOLIBRE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

587733R102

(CUSIP Number)

December 12, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 587733R102	13G/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcos Galperin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 750,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 750,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12.	TYPE OF REPORTING PERSON IN

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13G/A filed on January 31, 2012 (the “Schedule 13G”) by Marcos Galperin (the “Reporting Person”) relating to the beneficial ownership of shares of common stock, $0.001 par value (the “Common Stock”), of MercadoLibre, Inc., a Delaware corporation (the “Issuer”). The purpose for the filing of this Amendment is to update the information in the Schedule 13G with respect to the Reporting Person’s beneficial ownership of shares of Common Stock.

In connection with an estate planning transaction, the Reporting Person gifted 10,000 shares of Common Stock to the Galperin Trust (the “Trust”) on July 9, 2012 (the “July Gift”) and an additional 3,786,563 shares of Common Stock (together with the July Gift, the “Shares”) to the Trust on December 12, 2012. The Trust is an irrevocable trust formed under New Zealand law by the Reporting Person and his spouse (collectively, the “Settlors”) that was established for the benefit of the Reporting Person’s children and parents and certain charitable organizations. Intertrust Suisse Trustee GMBH (the “Trustee”) acts as the independent trustee of the Trust. Pursuant to the settlement deed of the Trust, the Trustee is required to obtain the majority approval of a protective committee comprised of three individuals, each of whom was initially appointed by the Settlors, prior to taking any action with respect to voting or disposing of any of the Shares. Because of the foregoing, the Reporting Person is no longer deemed to beneficially own the Shares for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

2

Item 1(a).	Name of Issuer:

MercadoLibre, Inc., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Arias 3751, 7th Floor

Buenos Aires, C1430CRG, Argentina

Item 2(a).	Name of Persons Filing:

Marcos Galperin

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Tronador 4890, 8th Floor

Buenos Aires, C1430DNN, Argentina

Item 2(c).	Citizenship:

Mr. Galperin is a citizen of Argentina.

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

587733R102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance withRule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance withRule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 750,000.

(b)	Percent of class: 1.7%.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 750,000.

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 750,000.

	(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012	/s/ Marcos Galperin
Marcos Galperin